

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 29, 2009

Mr. Randal Hardy
Chief Executive and Financial Officer
Timberline Resources, Inc.
c/o Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

      **Re: Timberline Resources, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 21, 2009
           File No. 333-157607**

                **Form 10-Q for the Fiscal Quarter Ended March 31, 2009
           Filed May 15, 2009
           File No. 1-34055**

Dear Mr. Hardy:

      We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Registration Statement on Form S-1

General

1.   To the extent you make changes in your Form 10-Q in response to the comments below, please make conforming changes to your Form S-1, as applicable. Further, all comments relating to the staff's open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009, Filed May 15, 2009

Consolidated Balance Sheets, page 5

2.   We note the line item titled 'Prepaid expenses and other current assets,' which totaled 22% of the March 31, 2009 current asset balance of $5,556,459, increased approximately 150% from the year-end balance at September 30, 2008. However, we are unable to locate your explanation of this balance or the change from the prior period. We believe you should consider expanding your disclosure within the filing to provide the reader with a description of the contents of this balance and the reason for its change. Please refer to the instructions to Item 303(A) of Regulation S-K, which indicates that where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant's businesses as a whole. Please expand your MD&A accordingly or otherwise explain why you believe explanation is not warranted to enhance a reader's understanding. In your response, please also address the increase in interest expense, totaling $1,173,698, for the six months ended March 31, 2009.

Note 4. Bridge Loan Financing, page 12

3.   We note your disclosure that "During the quarter ended March 31, 2009, Auramet indicated its intention to exercise the put option and return the shares to the Company. The Company and Auramet agreed that the Company would issue an additional 535,652 shares of common stock, valued at the trailing 30 day average closing price of the Company's stock of $0.46 per share, to Auramet in lieu of settling the option with a cash payment." Please support your use of the trailing 30 day average closing price in valuing the shares of stock you issued to Auramet and specifically cite the authoritative literature you relied upon in your valuation.

Note 11. Segment Information, page 17

4.   Based on review of the disclosures in your segment footnote, we are unable to locate certain disclosures required by paragraph 33 of FAS 131. Please review those disclosure requirements and modify your disclosure as appropriate or otherwise explain to us how your disclosure complies with the interim segment disclosures addressed by FAS 131.

Closing Comments

        Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jason Brenkert
        (303) 629-3450